Steven P. Rasche
Chief Financial Officer
314-342-3348

April 2, 2014

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	The Laclede Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 26, 2013
File No. 001-16681

Ms. Thompson:

We have received your comment letter dated April 1, 2014 and will begin the process of formally addressing each comment. You have asked us to provide a response within 10 business days or to tell you when we will be able to provide a response. Pursuant to a telephone call on April 2, 2014 with Mr. Jarrett Torno, Staff Accountant, I am confirming an extension of time to respond to your comments in the above referenced matter to May 2, 2014.

Thank you for your consideration in this matter and please feel free to call me at 314-342-3348 if you have any questions.

Sincerely,

/s/ Steven P. Rasche

Steven P. Rasche
Chief Financial Officer